Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

July 15, 2019 - For Immediate Release

Great Panther Announces Appointment of New Chair of Board of Directors

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) reports that Jeffrey R. Mason has been appointed Chair of the Board of Directors of the Company (the “Board”) effective today. He will succeed R.W. (Bob) Garnett who will remain on the Board.

Mr. Garnett has served as a Director of the Company since May 3, 2011 and as Chair of the Board of Great Panther since February 6, 2012 and has brought a wealth of experience in corporate governance, financial expertise and general business experience. During his tenure as Chair, Great Panther completed two significant acquisitions and has grown the value of its annual precious metals production over five-fold on the basis of its 2019 guidance of 171,500 - 185,000 gold equivalent ounces. The Board and senior management thank Mr. Garnett for his tremendous contribution and service as Chair over the past seven years.

The Board annually reviews director roles and appointments following its annual general meeting. Following the acquisition of the Tucano Gold Mine earlier in the year, it was felt that Mr. Mason’s blend of governance, finance and mining experience made him a natural successor for the role of Chair. As one of the founding partners of the Hunter-Dickinson Group, he has been senior executive and director of multiple mining companies, and currently serves on the boards of Auryn Resources Inc. and Torq Resources Inc. Since joining Great Panther’s Board in May 2014, Mr. Mason has played an active role on various committees including most recently as the chair of the special committee developing the strategic direction of the Company and overseeing acquisitions and integration.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements with respect to the timing or ability to restart operations for Coricancha, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:       1 888 355 1766

Tel:               +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2